19
3/18

SECURITIE 04004398 SION
... 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

SEC FILE NUMBER
8- 51950

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/02 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alfa Capital Markets (USA), Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Avenue, 30TH FL.
(No. and Street)

New York, New York 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Colombo 212-421-7500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cuthill & Eddy LLC
(Name – *if individual, state last, first, middle name*)

1031 West Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

RECEIVED
FEB 27 2004
PROCESSING SECTION
187

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OP3-22

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Colombo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alfa Capital Markets (USA), Inc, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

BARRIE ROSEN
Notary Public, State of New York
No. 02RO6015233
Qualified in New York County
Commission Expires Oct. 25, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALFA CAPITAL MARKETS (USA), INC.

FINANCIAL STATEMENTS

SIXTEEN MONTHS ENDED DECEMBER 31, 2003

Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Independent Auditor's Report

Shareholder
Alfa Capital Markets (USA), Inc.
New York, NY

We have audited the accompanying statement of financial condition of Alfa Capital Markets (USA), Inc. (the "Company"), a subsidiary of OJSC Alfa Bank, as of December 31, 2003, and the related statements of operations, changes in shareholder's equity, changes in subordinated liability, and cash flows for the sixteen months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alfa Capital Markets (USA), Inc. at December 31, 2003, and the results of its operations and its cash flows for the sixteen months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, the computation of net capital and the computation of aggregate indebtedness, as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLC

January 15, 2004

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3750 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com

ALFA CAPITAL MARKETS (USA), INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 1,678,708
Due from broker	272,147
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $118,804	140,576
Income tax refund receivable	67,713
Other assets	21,660
	$ 2,180,804

LIABILITIES AND SHAREHOLDER'S EQUITY

Accrued expenses and other liabilities	$ 13,793
Shareholder's equity:	
Preferred stock – no par value; authorized 500 shares, none issued	
Common stock – no par value; authorized 500 shares, issued and outstanding 187 shares	5,011,500
Accumulated deficit	(2,844,489)
	2,167,011
	$ 2,180,804

See accompanying notes to financial statements.

ALFA CAPITAL MARKETS (USA), INC.

STATEMENT OF OPERATIONS

SIXTEEN MONTHS ENDED DECEMBER 31, 2003

Revenue:	
Commission income	$ 205,236
Interest income	23,098
	228,334
Expenses:	
Compensation and benefits	980,941
Floor brokerage, commissions and clearing fees	50,017
Communications	171,030
Rent expense, including occupancy costs	310,824
Professional and consulting fees	88,430
Interest	23,180
Other	312,152
	1,936,574
Net loss	$(1,708,240)

See accompanying notes to financial statements.

ALFA CAPITAL MARKETS (USA), INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

SIXTEEN MONTHS ENDED DECEMBER 31, 2003

	Common stock		Accumulated	
	Shares	Amount	deficit	Total
Shareholder's equity at September 1, 2002	187	$5,011,500	$ (1,136,249)	$ 3,875,251
Net loss for the period		-	(1,708,240)	(1,708,240)
Shareholder's equity at December 31, 2003	187	$5,011,500	$ (2,844,489)	$ 2,167,011

See accompanying notes to financial statements.

ALFA CAPITAL MARKETS (USA), INC.

STATEMENT OF CHANGES IN SUBORDINATED LIABILITY

SIXTEEN MONTHS ENDED DECEMBER 31, 2003

Subordinated liability at September 1, 2002	$ 494,886
Increases:	
Accrued interest	23,180
Decreases:	
Payment of subordinated liability, including accrued interest	(518,066)
Subordinated liability at December 31, 2003	$ -

See accompanying notes to financial statements.

ALFA CAPITAL MARKETS (USA), INC.

STATEMENT OF CASH FLOWS

SIXTEEN MONTHS ENDED DECEMBER 31, 2003

Cash flows from operating activities:	
Net loss	$(1,708,240)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	67,125
Accrued interest on subordinated liability	23,180
Changes in operating assets and liabilities:	
Increase in due from broker	(74,588)
Decrease in other assets	25,988
Decrease in accrued expenses and other liabilities	(71,395)
Total adjustments	(29,690)
Net cash used by operating activities	(1,737,930)
Cash flows from investing activities:	
Purchase of furniture and equipment and net cash used by investing activities	(17,398)
Cash flows from financing activities:	
Payment on subordinated liabilities and net cash used by financing activities	(518,066)
Net decrease in cash and cash equivalents	(2,273,394)
Cash and cash equivalents, September 1, 2002	3,952,102
Cash and cash equivalents, December 31, 2003	$ 1,678,708

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies:

Nature of operations and organization:
Alfa Capital Markets (USA), Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is a wholly owned subsidiary of OJSC Alfa Bank (the "Parent"). The Company acts as an introducing broker for institutional customers.

Cash and cash equivalents:
The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash. Cash equivalents consists of a money market fund maintained at a bank.

Furniture, equipment and leasehold improvements:
Depreciation of furniture, equipment and leasehold improvements is provided for on a straight-line basis over the estimated useful lives of such assets. Leasehold improvements are amortized over the term of the lease. Estimated useful lives of the furniture and equipment are from five to seven years.

Income taxes:
Income taxes are determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, which requires an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue and expense recognition:
The revenues of the Company are derived primarily from commissions earned on securities transactions.

1. Nature of operations and summary of significant accounting policies - continued:

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

2. Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements, at cost, consist of the following:

Furniture and fixtures	$ 21,065
Office equipment	185,668
Leasehold improvements	52,647
	259,380
Less accumulated depreciation	118,804
	$ 140,576

3. Subordinated liability:

The liability subordinated to the claims of general creditors at the beginning of the period has been approved by the NASD for inclusion in computing the Company's net capital pursuant to the SEC's Uniform Net Capital Rule.

The subordinated loan principal amounting to $400,000 had been established with the Parent, was to mature on August 22, 2004 and bears interest at the rate of 23% per annum, payable at maturity. Interest charged to operations for the sixteen months ended December 31, 2003 was $23,180.

During the sixteen months ended December 31, 2003, the Company repaid the principal and all accrued interest relative to the subordinated liability.

4. Income taxes:

At December 31, 2003, the Company had net operating loss carryforwards for income tax purposes of approximately $2,975,000, which are available to offset federal, state and local taxable income through 2023. The carryforwards resulted in a deferred tax asset of approximately $446,000 at December 31, 2003, for which the Company has provided a full valuation allowance due to the uncertainty about future realization of this tax benefit.

5. Commitments:

The Company is obligated under noncancelable lease agreements expiring through April 30, 2006. Future aggregate minimum rental commitments are as follows:

Year ending December 31,

2004	$ 217,704
2005	217,704
2006	73,102
	$ 508,510

One of the leases contains provisions for escalations based on certain costs incurred by the lessor.

6. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

As of December 31, 2003, the Company had excess net capital of $605,724 and a net capital ratio of .02.

7. Related party transactions:

The Company maintains cash balances with the Parent (OJSC Alfa Bank) and an affiliate. At December 31, 2003, such cash balances amounted to $1,318,531. Additionally, the Company's Parent provided a letter of credit in the amount of $89,375 as a security deposit for the benefit of the Company's landlord.

8. Supplementary disclosures of cash flow information:

Cash was paid during the year for:

Interest	$ 115,511
Income taxes	$ 14,772

ALFA CAPITAL MARKETS (USA), INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

Total shareholder's equity	$ 2,167,011
Deductions:	
Nonallowable assets:	
Cash held in foreign affiliated banks	(1,318,531)
Furniture, equipment and leasehold improvements, net	(140,576)
Income tax refund receivable	(67,713)
Other assets	(21,660)
Net capital before haircuts on securities positions	618,531
Haircuts on money market accounts	(7,807)
Net capital	$ 610,724
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003)	
Net capital, as reported in Company's Part II FOCUS report	$ 615,189
Liability account reported by the Company as a reduction in nonallowable assets	(4,465)
	$ 610,724

ALFA CAPITAL MARKETS (USA), INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17A-5 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

Accrued expenses and other liabilities and aggregate indebtedness	$ 13,793
Ratio of aggregate indebtedness to net capital	.02

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins

Independent Auditor's Report
On Internal Control Required By SEC Rule 17a-5

Shareholder
Alfa Capital Markets (USA), Inc.
New York, NY

In planning and performing our audit of the financial statements and supplemental schedules of Alfa Capital Markets (USA), Inc. (the "Company") for the sixteen months ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3750 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Alfa Capital Markets (USA), Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be place on surveillance by management.

This report is intended solely for the information and use of the shareholder, management, the Securities Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 15, 2004